Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-192286
Relating to the Preliminary Prospectus
Supplement, filed on May 5, 2014

AMERICAN CAPITAL AGENCY CORP.
7,000,000 DEPOSITARY SHARES
EACH REPRESENTING 1/1,000th OF A SHARE OF
7.750% SERIES B CUMULATIVE REDEEMABLE PREFERRED STOCK
(LIQUIDATION PREFERENCE EQUIVALENT TO $25.00 PER DEPOSITARY SHARE)

Final Term Sheet
May 5, 2014

Issuer: American Capital Agency Corp.
Security: Depositary shares, each representing 1/1,000th fractional interest in a share of 7.750% Series B Cumulative Redeemable Preferred Stock

Shares offered: 7,000,000 shares
Over-allotment option: 1,050,000 shares
Type of security: SEC Registered—Registration Statement No. 333-192286; preliminary prospectus supplement, subject to completion, dated May 5, 2014 (“Preliminary Prospectus”)
Trade date: May 5, 2014
Settlement and delivery date: May 8, 2014 (T + 3).
Public offering price: $25.00 per depositary share; $175,000,000 in aggregate (assuming the over-allotment option is not exercised)
Underwriting discount: $0.7875 per share; $5,512,500 total (assuming the over-allotment option is not exercised)
Net proceeds to the Issuer, before expenses: $24.2125 per depositary share; $169,487,500 total (assuming the over-allotment option is not exercised)
Maturity: Perpetual (unless redeemed by the Issuer on or after May 8, 2019, pursuant to the optional redemption right described below, or redeemed by the Issuer at any time pursuant to the special optional redemption right described below, or converted by an investor in connection with a Change of Control as described below or redeemed by the Issuer pursuant to its amended and restated certificate of incorporation to preserve its qualification as a real estate investment trust, or REIT).

Dividend rate: $1.9375 per depositary share each year, which is equivalent to 7.750% of the $25.00 liquidation preference per depositary share.
Dividend Payment date: Quarterly cumulative dividends, in arrears, on the 15th day of each January, April, July and October (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day).

Liquidation preference: $25.00 per share
Optional redemption: Not redeemable before May 8, 2019, except under circumstances intended to preserve the Issuer's qualification as a REIT, for federal income tax purposes and except as described below under “Special optional redemption.” On or after May 8, 2019, the Issuer may, at its option, redeem any or all of the shares of the Series B Preferred Stock underlying the depositary shares (and the Depositary (as defined in the Preliminary Prospectus) will redeem the number of depositary shares representing interests in the Series B Preferred Stock redeemed) at $25,000 per share (equivalent to $25.00 per depositary share), plus any accumulated and unpaid dividends to, but not including, the redemption date.

Special optional redemption: Upon the occurrence of a Change of Control, the Issuer may, at its option, redeem any or all of the shares of Series B Preferred Stock (and the depositary shares) within 120 days after the first date on which such Change of Control occurred at a cash redemption price of $25.00 per depositary share plus any accumulated and unpaid dividends to, but not including, the redemption date. If, prior to the Change of Control Conversion Date (as defined below), the Issuer has provided notice of its election to redeem some or all of the Series B Preferred Stock (and the depositary shares) (whether pursuant to its optional redemption right or this special optional redemption right), the holders of depositary shares representing interests in the Series B Preferred Stock will not have the conversion right described below under “Conversion rights” with respect to the shares of Series B Preferred Stock called for redemption.

Change of Control: Deemed to occur when, after the original issuance of the Series B Preferred Stock, the following have occurred and are continuing: (i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Issuer's stock entitling that person to exercise more than 50% of the total voting power of all the Issuer's stock entitled to vote generally in the election of the Issuer's directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (ii) following the closing of any transaction referred to in clause (i) above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE MKT LLC (the “NYSE MKT”) or The NASDAQ Stock Market (“Nasdaq”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or Nasdaq.

Conversion rights: Share Cap: 2.22124 Exchange Cap: 15,548,680 shares
Proposed Nasdaq Global Select Market listing symbol: AGNCB
CUSIP: 02503X 303
ISIN: US02503X3035

Joint book-running managers:	Morgan Stanley & Co. LLC UBS Securities LLC
Joint lead managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. RBC Capital Markets, LLC
Co-managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Maxim Group LLC Sterne, Agee & Leach, Inc. Wunderlich Securities
The issuer has filed a registration statement (including a base prospectus dated November 12, 2013) and a preliminary prospectus supplement, dated May 5, 2014 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC's Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC by calling toll-free 1-866-718-1649 or UBS Securities LLC by calling toll-free 1-877-827-6444, ext. 561 3884.